Mail Stop 3561

March 19, 2009

Mr. Lonnie "Bo" Pilgrim
Senior Chairman
Pilgrim's Pride Corporation
4845 U.S. Hwy. 271 North
Pittsburgh, TX 75686-0093

**Re:** **Pilgrim's Pride Corporation**
**Form 10-K for the year ended September 27, 2008**
**Filed December 11, 2008**
**Form 10-K/A filed January 26, 2009**
**File No. 001-09273**

Dear Mr. Pilgrim:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Regards,

John Stickel
Attorney-Advisor